Exhibit 4.4

KOHL’S CORPORATION

Description of Securities Registered Pursuant to

Section 12 of the Securities Exchange Act of 1934

As of February 1, 2020, Kohl’s Corporation (“Kohl’s,” “we,” “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, $0.01 par value, authorized 800,000,000 shares, issued and outstanding 155,644,984 shares (the “Common Stock”).  The following is a summary of the material terms and rights of our Common Stock and the provisions of our articles of incorporation and our bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the year ended February 1, 2020, of which this exhibit is a part. This summary is not complete and you should refer to the applicable provisions of our articles of incorporation and bylaws. Our articles of incorporation authorize us to issue up to 10,000,000 shares of preferred stock, $0.01 par value.  As of February 1, 2020, we have not issued any shares of preferred stock.

Voting.  For all matters submitted to a vote of shareholders, including the election of directors, each holder of Common Stock is entitled to one vote for each share registered in his or her name on the books of Kohl’s.  An action is approved if the votes cast in favor of the action exceed the votes cast opposing the action, subject to quorum requirements and any voting rights granted to holders of preferred stock.  Our Common Stock does not have cumulative voting rights.  As a result, subject to the voting rights of any outstanding preferred stock and any voting limitations imposed by the Wisconsin Business Corporation Law, persons who hold more than 50% of the outstanding Common Stock can elect all of the directors who are up for election in a particular year.

Dividends.  If our board declares a dividend, holders of Common Stock will receive payments from the funds of Kohl’s that are legally available to pay dividends.  However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

Liquidation.  If Kohl’s is dissolved, liquidated or wound up, the holders of Common Stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

Other Rights and Restrictions.  Holders of Common Stock do not have preemptive rights, and they have no right to convert their Common Stock into any other securities.  Our Common Stock is not redeemable.

Listing.  Our Common Stock is listed on the NYSE under the symbol “KSS.”

Transfer Agent and Registrar.  The transfer agent and registrar for our Common Stock is EQ Shareowner Services.

Fully Paid.  The outstanding shares of Common Stock are fully paid and nonassessable.  Any additional Common Stock that we may issue in the future pursuant to an offering or upon the conversion or exercise of other securities offered will also be fully paid and nonassessable.